UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                        FIRST ALLEN PARISH BANCORP, INC.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   317938108
                                   ---------
                                 (CUSIP Number)


Mr. Jonathan Brooks                               Richard Goldberg, Esq.
950 Third Avenue                                  Shereff, Friedman, Hoffman & Goodman, LLP
20th Floor                                        919 Third Avenue
New York, New York 10022 (212) 421-2600           New York, New York 10022 (212) 758-9500
-------------------------------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 1996
                               ------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                 SCHEDULE 13D

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CUSIP No.     317938108                             Page    2    of  5    Pages
          --------------------                            -----    -----
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 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Jonathan Brooks
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
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 3       SEC USE ONLY
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 4       SOURCE OF FUNDS*
         PF
-------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
-------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
      NUMBER OF       7      SOLE VOTING POWER
       SHARES                      20,000
    BENEFICIALLY    -----------------------------------------------------------
      OWNED BY        8      SHARED VOTING POWER
        EACH                            0
      REPORTING     -----------------------------------------------------------
       PERSON         9      SOLE DISPOSITIVE POWER
         WITH                      20,000
                    -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                   20,000
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     7.6%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 5

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of First Allen Parish Bancorp, Inc. (the "Company"), whose principal executive offices are located at 222 South 10th Street, Oakdale, Louisiana 71463.

Item 2. Identity and Background.

     The person filing this statement is Jonathan Brooks, a private investor whose address is 950 Third Avenue, 20th Floor, New York, NY 10022. Mr. Brooks is a United States citizen.

     During the past five years, Mr. Brooks has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds.

     The source of the funds used by Mr. Brooks to purchase the Common Stock was personal funds. The aggregate amount of funds used by Mr. Brooks to purchase the Common Stock was $246,245.00.

Item 4. Purpose of the Transaction.

     Mr. Brooks acquired the Common Stock for investment purposes. Mr. Brooks may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon his evaluation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

     Except for the foregoing, Mr. Brooks does not have any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     As of October 10, 1996, Mr. Brooks is the beneficial owner of an aggregate of 20,000 shares of Common Stock, which represents 7.6% of the outstanding Common Stock of the Company. Mr. Brooks possesses the sole power to vote and direct the disposition of all of the shares of Common Stock beneficially owned by him.

     The number of shares beneficially owned by Mr. Brooks and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage ownership of Mr. Brooks assumes that there are 246,245 outstanding shares of Common Stock of the Company, as reported by the Company on October 10, 1996.

     The following transactions were conducted by Mr. Brooks during the past sixty days:

          a. On September 30, 1996, Mr. Brooks purchased 5,000 shares of Common Stock at a price of $10.00 in the Company's initial public offering.

          b. On September 30, 1996, Mr. Brooks purchased 15,000 shares of Common Stock at a price of $13.083 in an over the counter transaction.

     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by Mr. Brooks.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 1996
                --
                                                   /s/ Jonathan Brooks
                                                   ------------------------
                                                       Jonathan Brooks